Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Year Ended December 31,
	2010		2009		2008		2007		2006
			(Dollars in thousands, except ratios)

Earnings:
Pretax income, excluding income or loss from equity investments	$165,534		$23,020		$395,977		$157,224		$265,688
Adjustments:
Fixed charges	153,467		118,075		99,562		103,251		87,402
Distributed income from equity investments	9,917		5,164		2,167		1,672		—
Capitalized interest, net of amortization	4,417		3,143		(8,351)		(16,849)		(14,578)
Arch Western Resources, LLC dividends on preferred membership interest	(107)		(58)		(107)		(85)		(99)

Total earnings	$333,228		$149,344		$489,248		$245,213		$338,416

Fixed charges:
Interest expense	$142,549		$105,932		$76,139		$74,865		$64,364
Capitalized interest	—		824		11,703		17,967		14,807
Arch Western Resources, LLC dividends on preferred membership interest	107		58		107		85		99
Portions of rent which represent an interest factor	10,811		11,261		11,613		10,334		8,135

Total fixed charges	153,467		118,075		99,562		103,251		87,405
Preferred stock dividends	—		—		12		219		378

Total fixed charges and preferred stock dividends	$153,467		$118,075		$99,574		$103,470		$87,783

Ratio of earnings to combined fixed charges and preference dividends	2.17	x	1.26	x	4.91	x	2.37	x	3.86	x